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                                 VeriSign, Inc.

                                February 7, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Barbara C. Jacobs, Assistant Director

       Re: VeriSign, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-76386)

Dear Ms. Jacobs:

         VeriSign, Inc. (the "Company") hereby requests to withdraw its Registration Statement on Form S-3 (File No. 333-76386) (the "Registration Statement") filed with the Commission on January 7, 2002, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company has elected to acquire LiveWire Corporation in an all cash transaction rather than with shares of its common stock, the resales of which were registered on this Registration Statement. No securities were sold in connection with the offering. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

         Please do not hesitate to contact the undersigned at (650) 426-5276 with any questions you may have regarding the Registration Statement.

Very truly yours,

VeriSign, Inc.


By: /s/ James Ulam
    ---------------------------------
Name:   James Ulam
Title:  Secretary